Exhibit 99.1

HomesToLife Ltd Announces Financial Results for Fiscal Year 2024; Company to

hold Conference Call to Discuss Results April 11 at 8:30 am ET

SINGAPORE, April 7, 2025 — HomesToLife Ltd (NASDAQ: HTLM) (“HomesToLife” or the “Company”), the holding company of one of the leading home furniture products retail chains in Singapore, today announced financial results for fiscal year ended December 31, 2024.

“We are thrilled to be trading on Nasdaq for the past six months,” said Chief Executive Officer Ms. Phua Mei Ming. “Although certain global economic factors continued to impact our retail financial performance in 2024, we are excited that we launched, on October 28, HTL Far East Pte. Ltd., or HTL Far East, our wholesale subsidiary business unit devoted to expanding our furniture business into the rest of Asia.

“Although this subsidiary made relatively minor contributions to our overall revenue during 2024, it has in the first quarter of 2025 produced revenue of over $4 million. As announced in February, we expect HTL Far East to contribute revenue of $12-14 million this year.”

HomesToLife’s total revenue for 2025 is expected to be between $16 million and $18 million, said Ms. Phua.

The following are highlights of the Company’s financial performance in fiscal 2024 (all currency figures are expressed in U.S. dollars):

For the fiscal year ended December 31, 2024, the Company had net revenue of $4,173,028, an 18 percent decrease compared to net revenue of $5,072,320 for the fiscal year ended December 31, 2023.

The Company’s decrease in net revenue was primarily due to a decline in revenue from sales of its leather and fabric upholstered home furniture products compared to such sales in 2023. This decline was driven by industry-specific challenges, including shifts in consumer spending habits, the impact of inflation on discretionary purchases, and intensified market competition, which affected HomesToLife Pte. Ltd., the Company’s Singapore retail sector.

For fiscal 2024, the Company’s gross profit margin was 65.8 percent as compared to 71.7 percent for fiscal 2023, a decline primarily attributable to a shift in the Company’s sales mix and the implementation of lower pricing strategies to remain competitive in a highly intense market.

For fiscal 2024, HomesToLife Pte. Ltd.’s gross margin was 68.1 percent as compared to 71.7 percent for fiscal 2023. For 2024, HTL Far East, which commenced business in November 2024, had a gross margin of 12.5 percent.

For fiscal 2024, HomesToLife also saw an increase of $1,109,948, or 32 percent, in total operating expenses compared to fiscal 2023. This increase was primarily the result of listing expenses in fiscal 2024 of $1,062,815, consisting of $733,000 for an audit fee and $330,000 for a listing maintenance fee, compared to no such expenses in fiscal 2023. The increase in total operating expenses in fiscal 2024 also resulted from a rise in general and administrative expenses of $473,462, mainly consisting of $324,000 for salaries paid to increased office staff headcount, compared to fiscal 2023.

The increase in general and administrative expenses in fiscal 2024 was partially offset by a decrease of $426,329 in sales and distribution expenses, mainly due to marketing support from a related party for introducing new designs and products to the market.

The Company had a loss from operations of $1,788,938 during fiscal 2024, as compared to income from operations of $210,459 for fiscal 2023.

Adding other income, which amounted to $122,743 in fiscal 2024 and $27,040 in fiscal 2023, HomesToLife had a net loss of $1,666,195, or $(0.11) per share, for fiscal 2024, as compared to net income of $237,499, or $0.02 per share, for fiscal 2023.

Weighted average number of ordinary shares was 14,687,500 at December 31, 2024, and 13,250,000 at December 31, 2023.

Cash and cash equivalents at December 31, 2024 was $3,442,259, as compared to $1,366,231 at December 31, 2023.

Net cash used in operating activities during fiscal 2024 was $1,021,680, as compared to net cash provided by operating activities of $894,784 for fiscal 2023.

Total long-term liabilities at December 31, 2024 was $2,274,936, as compared to $2,224,047 at December 31, 2023.

In response to the fiscal 2024 operational losses experienced by HomesToLife Pte. Ltd., on April 1, 2025, HomesToLife Ltd commenced a comprehensive restructuring initiative designed to enhance financial performance. This initiative, led by CEO Phua Mei Ming, includes closing underperforming stores including the Tagore location, revamping of merchandise offered at some stores, and implementing strict expense controls, especially in marketing and advertising.

Conference Call

The Company plans to host a conference call on April 11, 2025, at 8:30 AM ET to discuss results for the fiscal year ended December 31, 2024. To participate in the conference call, please dial:

US toll free: 1-877-269-7751

International: 1-201-389-0908

Conference ID: HomesToLife

Please dial five to ten minutes prior to the scheduled time

If you would prefer to receive a call rather than dialing in, please register via the following link: Call me. Please use this option 15 minutes prior to the conference call start time.

For those unable to participate during the live call, a replay of this call will be available on April 11, 2025 at 11:30 a.m. ET for 7 days. To access the replay, please dial:

US toll free: 1-844-512-2921

International: 1-412-317-6671

Access ID: 13752874

About HomesToLife Ltd

The Company’s major wholly owned subsidiary and operating company, HomesToLife Pte. Ltd., is one of the leading home furniture retailers that offers and sells customized furniture solutions in Singapore. Another subsidiary, HTL Far East Pte. Ltd., is dedicated to sourcing, distributing, and delivering premium furniture and related products to the business sector across the Asia-Pacific region.

HomesToLife Pte. Ltd. has six retail store locations. It has helped homeowners create living spaces that reflect their individuality since 2014. Its product offerings include leather and fabric upholstered furniture, case goods and accessories, and offers a one-stop shop for retail customers to furnish their homes. “HomesToLife” has a long-standing pledge to offer fair prices, great value, consistent and reliable quality, and on-time delivery to its customers. The Company’s website, www.homestolife.com, offers consumers a seamless shopping experience online and post-sales customer service support.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contacts

HomesToLife Ltd Contact:

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

Email: Investor@homestolife.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

Office: (646) 893-5835

Email: info@skylineccg.com

HOMESTOLIFE LTD AND SUBSIDIARIES

COMBINED AND CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of December 31,
	2023	2024

ASSETS
Current assets:
Cash and cash equivalents	1,366,231	3,442,259
Accounts receivables, net	113,395	216,536
Inventories, net	674,529	601,900
Amounts due from related parties	383,321	2,900
Amount due from former shareholder	553,551	-

Deposit, prepayments and other receivables	689,562	883,227
Total current assets	3,780,589	5,146,822

Non-current assets:
Plant and equipment, net	225,565	220,603
Right-of-use assets, net	3,111,037	3,250,835
Total non-current assets	3,336,602	3,471,438

TOTAL ASSETS	7,117,191	8,618,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	993,547	267,792
Customer deposits	846,937	696,538
Accrued liabilities and other payables	216,596	498,027
Lease liabilities	1,237,165	1,437,055
Total current liabilities	3,294,245	2,899,412

Long-term liabilities:
Other payables	94,810	98,875
Lease liabilities	2,129,237	2,176,061
Total long-term liabilities	2,224,047	2,274,936

TOTAL LIABILITIES	5,518,292	5,174,348

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary share, $0.0001 par value, 100,000,000 shares authorized, 13,250,000 and 14,687,500 shares issued and outstanding as of December 31, 2023* and 2024	1,325	1,469
Additional paid-in capital	28,696,900	32,250,867
Accumulated other comprehensive loss	(3,401,649)	(3,444,552)
Accumulated losses	(23,697,677)	(25,363,872)
Total shareholders’ equity	1,598,899	3,443,912

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,117,191	8,618,260

*	The shares amounts are presented on a retroactive basis.

HOMESTOLIFE LTD AND SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Years ended December 31,
	2023	2024

Revenues, net	5,072,320	4,173,028
Cost of goods sold	(1,436,172)	(1,426,329)

Gross profit	3,636,148	2,746,699

Operating expenses:
Sales and distribution expenses	(2,292,629)	(1,866,300)
General and administrative expenses	(1,133,060)	(2,669,337)
Total operating expenses	(3,425,689)	(4,535,637)

Income (loss) from operations	210,459	(1,788,938)

Other income:
Interest income	6,132	-
Government subsidies	8,564	15,552
Sundry income	12,344	107,191
Total other income, net	27,040	122,743

Income (loss) before income taxes	237,499	(1,666,195)

Income tax expense	-	-

NET INCOME (LOSS)	237,499	(1,666,195)

Other comprehensive income (loss):
– Foreign currency translation adjustment	28,468	(42,903)

COMPREHENSIVE INCOME (LOSS)	265,967	(1,709,098)

Weighted average number of ordinary shares:
Basic and diluted *	13,250,000	14,687,500

NET INCOME (LOSS) PER SHARE – BASIC AND DILUTED	0.02	(0.11)

*	The shares amounts are presented on a retroactive basis.